Filed Pursuant to Rule 424(b)(3)
Registration No. 333-156633

KBS STRATEGIC OPPORTUNITY REIT, INC.
SUPPLEMENT NO. 17 DATED FEBRUARY 14, 2012
TO THE PROSPECTUS DATED APRIL 27, 2011

This document supplements, and should be read in conjunction with, the prospectus of KBS Strategic Opportunity REIT, Inc. dated April 27, 2011, as supplemented by supplement no. 1 dated April 27, 2011, supplement no. 14 dated January 12, 2012, supplement no. 15 dated January 23, 2012 and supplement no. 16 dated February 2, 2012. As used herein, the terms “we,” “our” and “us” refer to KBS Strategic Opportunity REIT, Inc. and, as required by context, KBS Strategic Opportunity Limited Partnership, which we refer to as our “Operating Partnership,” and to their subsidiaries. Capitalized terms used in this supplement have the same meanings as set forth in the prospectus. The purpose of this supplement is to disclose a distribution to stockholders of record as of the close of business on February 14, 2012.
Distribution
Our board of directors has authorized a distribution in the amount of $0.02309337 per share of common stock to stockholders of record as of the close of business on February 14, 2012. We expect to pay this distribution in February 2012. The distribution will be paid in cash or, for investors enrolled in our distribution reinvestment plan, reinvested in additional shares.
This distribution is being made in connection with our disposition of an industrial flex building located at 10564 Industrial Avenue in Roseville, California, on January 31, 2012 for $1.3 million, which resulted in a gain of approximately $0.5 million, calculated in accordance with U.S. generally accepted accounting principles.  The aggregate authorized distribution to our stockholders is approximately equal to this gain and will be funded with proceeds from this sale. The building was owned by us as part of a portfolio of properties located at 10556-10612 Industrial Avenue in Roseville, California.  The portfolio of properties secured three non-perfoming loans acquired by us on September 10, 2010, and we obtained ownership of the properties on June 27, 2011 through foreclosure proceedings.  We continue to own the remainder of the portfolio, consisting of four industrial flex buildings with each building containing approximately 22,500 rentable square feet and four parcels of partially improved land encompassing 6.0 acres.
Because we intend to fund distributions from cash flow and strategic financings, at this time we do not expect the board of directors to declare distributions on a set monthly or quarterly basis. Rather, the board of directors will declare distributions from time to time based on cash flow from our investments and our investment and financing activities. As such, we can also give no assurances as to the timing, amount or notice with respect to any other future distribution declarations.

1